EXHIBIT 12.1

MASTERCARD INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$836	$2,757	$2,218	$(383)	$1,671	$294
Loss attributable to non-controlling interests	3	1	3	2	1	(1)
Add: Fixed charges	11	56	120	109	62	65

Earnings	$850	$2,814	$2,341	$(272)	$1,734	$358

Fixed charges:
Interest expense	$10	$52	$115	$104	$57	$61
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	1	4	5	5	5	4

Total fixed charges	$11	$56	$120	$109	$62	$65

Ratio of earnings to fixed charges	77.3	50.3	19.5	— [2]	28.0	5.5

[1]	Portion of rental expenses under operating leases deemed to be the equivalent of interest at an appropriate interest factor.
[2]	The ratio coverage was less than 1:1 MasterCard would have needed to generate additional earnings of $381 to achieve a coverage of 1:1 in 2008.